FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Medicure Inc.
4 - 1200 Waverley Street
Winnipeg, Manitoba
R3T 0P4

Item 2 Date of Material Change

December 28, 2006

Item 3 News Release

A press release with respect to the material change described herein was issued via CCNMatthews and filed on SEDAR December 28, 2006. A copy of the press release is attached hereto as Schedule “A”.

Item 4 Summary of Material Change

Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced it has closed a private placement raising total gross proceeds of US$25.9 million. The amount raised represents an increase of US$5.6 million from the previously announced private placement of US$20.3 million. The additional US$5.6 million was raised with European investors. A total of 19.9 million common shares were issued in the private placement at a price of US$1.30, together with warrants, to purchase 3.98 million additional common shares. The warrants have a five year term and an exercise price of US$1.70. Proceeds of the private placement will be used to help fund the ongoing development of Medicure’s lead clinical product, MC-1 as well as for general corporate purposes.

Item 5 Full Description of Material Change

Please see attached press release.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Confidentiality is not requested.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

For further information contact Derek Reimer, Chief Financial Officer of Medicure Inc. at the above-mentioned address or by telephone at (204) 487-7412.

The foregoing accurately discloses the material change referred to herein.

DATED at Winnipeg, Manitoba, this 28th day of December, 2006.

MEDICURE INC.

By:	/s/ Derek Reimer
Derek Reimer
Chief Financial Officer

Schedule A

4-1200 Waverley Street
Winnipeg, Manitoba, Canada R3T 0P4
Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE COMPLETES US$25.9 MILLION PRIVATE PLACEMENT

WINNIPEG, Manitoba - (December 28, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced it has closed a private placement raising total gross proceeds of US$25.9 million. The amount raised represents an increase of US$5.6 million from the previously announced private placement of US$20.3 million. The additional US$5.6 million was raised with European investors. A total of 19.9 million common shares were issued in the private placement at a price of US$1.30, together with warrants, to purchase 3.98 million additional common shares. The warrants have a five year term and an exercise price of US$1.70.

Proceeds of the private placement will be used to help fund the ongoing development of Medicure’s lead clinical product, MC-1 as well as for general corporate purposes.

“We are pleased to have been able to up-size the private placement to raise an additional US$5.6 million. With the proceeds of this financing we are able to fund the Phase III MEND-CABG II study through to completion,” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “We are very pleased to welcome several new institutional shareholders who share our commitment to the successful clinical and commercial development of MC-1 for coronary artery bypass graft (CABG) surgery patients.”

Deutsche Bank Securities Inc. acted as the lead placement agent and A.G. Edwards & Sons, Inc. and Montgomery & Co., LLC served as co-placement agents for the transaction.

The securities offered were not registered under the Securities Act but were sold to institutional accredited investors on a private-placement basis pursuant to the exemption from registration contained in Regulation D under the Securities Act. Medicure Inc. has agreed to qualify the resale of the common shares issued under the private placement by filing a prospectus in certain provinces of Canada and to register such securities under the Securities Act of 1933, as amended (the “Securities Act”).

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale of any securities in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Dr. Friesen added, “This financing closes out an exciting year for Medicure and puts us in a strong position for 2007.”

Medicure’s 2006 Accomplishments

  The Company initiated enrollment in the MEND-CABG II study. This single confirmatory Phase III study for registration will evaluate the cardioprotective effects of the Company’s FDA Fast Tracked product, MC-1, in approximately 3,000 patients undergoing coronary artery bypass graft (CABG) surgery.
  The Company completed a Special Protocol Assessment (SPA) agreement with the U.S. Food and Drug Administration (FDA) for the Phase III MEND-CABG II study. The SPA provides official confirmation from the FDA that the Phase III protocol is appropriately designed to form the basis of a New Drug Application (NDA) submission.

  The Company acquired the exclusive U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride) from MGI PHARMA, INC for US$19 million. AGGRASTAT®, a glycoprotein (GP) IIb/IIIa inhibitor, is used for the treatment of acute coronary syndrome (ACS) including unstable angina and non-Q-wave myocardial infarction.
  The Company announced the launch of its U.S. sales organization to support the sales and marketing efforts for AGGRASTAT®. The Company has assembled a sales organization, with extensive experience in acute cardiovascular medicine and hospital based sales.
  The Company announced scientific presentations of the Phase II MEND-CABG clinical results at both the American Heart Association (AHA) and the Canadian Cardiology Congress (CCC) meetings. These presentations to the cardiovascular medical community highlight the importance of the MEND-CABG results and the need for novel approaches to managing ischemic reperfusion injury.
  The Company announced that new data comparing Single High-Dose Bolus AGGRASTAT® (tirofiban) versus ReoPro® (abciximab) in patients undergoing percutaneous coronary intervention (PCI) was presented at the 2006 American Heart Association (AHA) meeting. The meta-analysis suggests that Single High- Dose Bolus tirofiban may be as effective as abciximab in patients undergoing PCI with a comparable safety profile.
  The Company strengthened its cash position with equity and debt financings, to support its clinical and commercial development. These financings included several private placements led by Deutsche Bank with U.S. and European institutional investors raising total gross proceeds of US$51.5 million.

About Medicure Inc.
Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor & Public
Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com